January 14, 2016

VIA EDGAR

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Bunge Limited
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 1-16625

Dear Ms. Blye:

We are writing in response to the comments we received from you by letter dated December 18, 2015 regarding the above-referenced filing of Bunge Limited (the “Company”, “we” or “Bunge”).  For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.
1.
You refer on page 13 of the 10-K to your “Chief Executive Officer, Bunge Europe, Middle East & Africa.” The Middle East and Africa are regions that include Syria and Sudan. We are aware of a website that indicates you supply fertilizer to Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint venture or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

The Company is a global agribusiness and food company with approximately $60 billion in annual revenues and very limited business relationships with Sudan and Syria.  While the Company has no assets or employees in Sudan or Syria, over the past three years, the Company has, in compliance with U.S. law and in accordance with appropriate licenses of the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”), made limited sales of agricultural commodities and food products (specifically, soybeans, soybean meal, sunflower oil, sugar, wheat and rice) to counterparties located in or exporting to Sudan and Syria.  The Company has not sold or distributed fertilizer products to either country.

50 Main Street, 6th Floor - White Plains, NY 10606, USA
Phone: 914 684 2800    Fax: 914 684 3499
www.bunge.com

The Company maintains policies and procedures designed to ensure that its business activities are conducted in compliance with U.S. and other applicable economic sanctions laws.  The Company’s policy is that all sales involving Sudan and Syria must be authorized or otherwise permitted by OFAC, and during fiscal years 2012, 2013 and 2014 and the first nine months of 2015, the Company’s subsidiaries have been authorized by OFAC licenses (general and/or specific) to export the above-referenced products to Sudan and Syria.  Additionally, several of these sales have been made pursuant to United Nations humanitarian assistance programs.  The Company’s dealings involving Sudan and Syria, therefore, have been consistent with U.S. foreign policy with respect to these countries.

Additionally, while OFAC licenses authorize exports of the above-referenced products to the governments of Sudan and Syria, to the knowledge of the Company, none of the Company’s counterparties in these transactions were government-controlled entities of Sudan or Syria.

Any future dealings involving these countries would be conducted in accordance with Company policy and U.S. and other applicable laws, including appropriate licenses issued by the applicable regulatory authorities.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

The Company does not believe that the transactions described above are material in quantitative or qualitative terms, nor do they present a material investment risk for our security holders.  In each of the past three years and in the first nine months of 2015, the subject transactions represented in the aggregate, less than 0.1% of the Company’s revenues.  Further, as stated above, all of the transactions involve the sale of basic agricultural commodity and food products, in compliance with U.S. law, and in several cases pursuant to United Nations humanitarian assistance programs.  The Company does not believe that the activities described above would be viewed negatively by investors or the public.  Additionally, to our knowledge, no shareholder or potential investor has raised any concerns regarding dealings with these countries.  Thus, given the de minimis amount of sales into Sudan and Syria and the nature of the products sold in those countries, we do not believe that these business activities have or should materially impact decisions with respect to an investment in the Company’s securities.

50 Main Street, 6th Floor - White Plains, NY 10606, USA
Phone: 914 684 2800    Fax: 914 684 3499
www.bunge.com

The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings;
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other members of the Staff have any questions concerning the matters referred to in this letter, please contact the undersigned at (914) 684-3407 or Carla Heiss at (914) 684-3427.

Sincerely,

/s/ Andrew J. Burke
Andrew J. Burke
     Chief Financial Officer

cc:	Roger Schwall, Securities and Exchange Commission
David G. Kabbes, Bunge Limited
Carla Heiss, Bunge Limited

50 Main Street, 6th Floor - White Plains, NY 10606, USA
Phone: 914 684 2800    Fax: 914 684 3499
www.bunge.com